SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 1, 2003

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

Signatures
Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date August 1, 2003	By:	/s/ Douglas A. Ball Douglas A. Ball Chief Financial Officer

210, 1167 Kensington Crescent NW Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech Announces 2003 Second Quarter Results

CALGARY, Alberta, August 1, 2003 — Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY) (“Oncolytics”) today announced its financial results for the three and six-month periods ending June 30, 2003.

Second Quarter Highlights

•	Increased working capital by $8.7 million through the completion of a private placement, the sale of a non-core asset and exercise of warrants.
•	Added 7th U.S. patent, covering co-administration of the virus with immune suppressing agents such as cyclosporine, and use of the virus in combination with conventional therapeutic agents and treatments such as surgery, chemotherapy and radiation therapy.
•	Added 8th U.S. patent, covering use of combinations of reovirus strains for the treatment of Ras-mediated tumours.
•	Received approval from Health Canada for amendments to the Phase I/II recurrent malignant glioblastoma clinical trial, allowing the trial to resume enrolling patients.

“In the second quarter, the Company strengthened its working cash position, as well as adding two U.S. patents that we consider important,” said Dr. Brad Thompson, President and CEO of Oncolytics. “We believe that the Company is now well positioned to continue its development of REOLYSIN®.”

FINANCIAL REVIEW

CAPITAL EXPENDITURES
The Company continues to expand and protect its intellectual property. Oncolytics has received three U.S. patents during the first half of 2003. In the second quarter of 2003 the Company received its seventh and eighth U.S. patents covering the use of combinations of reovirus strains for the treatment of Ras-mediated tumours and co-administration of reovirus with immune suppressing agents such as Cyclosporin. Total patent costs incurred in 2003 were $595,147 compared to $346,186 in 2002.

INVESTMENTS
Transition Therapeutics Inc. (“TTH”)
In the second quarter of 2003, the Company took advantage of an opportunity to monetize its investment in TTH. On June 6, 2003, Oncolytics sold all of its 6.89 million common shares in TTH for net cash proceeds of $2.55 million. The sale of TTH has provided the Company with additional operating capital that will allow Oncolytics to continue its development of REOLYSIN®. As a result of the sale, an accounting loss of $2.2 million was recorded ($0.10 per share).

FINANCING ACTIVITIES
On June 19, 2003 the Company closed a private placement raising net proceeds of $5.8 million. The Company issued 2,120,000 units for $3.00 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase an additional common share for $4.00 per share until December 19, 2004.

RESULTS OF OPERATIONS (For the three month period ended June 30, 2003)
Research and Development Expenses (“R&D”)
During the second quarter of 2003, the Company incurred R&D expenses of $848,721 compared to $753,200 in the second quarter of 2002. The increase in R&D expenses relates to costs associated with the production of REOLYSIN® as the Company continues activities in support of its commercial manufacturing process and prepares for a systemic clinical trial. As a result, the Company continues to incur costs associated with the production, quality and stability testing of REOLYSIN®. The Company also continues to study the toxicology of REOLYSIN® as it prepares to expand its clinical trial program. Pre-clinical toxicology studies were performed focusing on the systemic delivery of REOLYSIN® in the second quarter of 2003. Finally, the Company continues to advance its malignant glioma Phase I/II trial. On May 6, 2003 the malignant glioma trial was given approval to re-commence from Health Canada after protocol amendments were submitted following a planned interim safety assessment of the study in December of 2002.

Operating Expenses
During the second quarter of 2003, the Company incurred operating expenses of $826,894 compared to $601,495 in the second quarter of 2002. Operating expenses for the second quarter of 2003 increased due to additions to Oncolytics’ staff, increased professional fees and filing costs associated with public company filing requirements, an increase in liability insurance premiums and non-cash compensation associated with stock based compensation paid to third parties.

Loss on Sale of Investment in TTH
As a result of the sale of the Company’s ownership in TTH a loss of $2,156,685 was recorded. The loss represents the difference of the cash proceeds received on the sale of its TTH shares and the cost value ascribed to the investment when it was acquired through a share exchange in 2002.

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of REOLYSIN®, its proprietary formulation of the human reovirus, as a potential cancer therapeutic. Oncolytics’ researchers have demonstrated that the reovirus is able to selectively kill human cancer cells in vitro that are derived from many types of cancer, including breast, prostate, pancreatic and brain tumours, and have also demonstrated successful cancer treatment results in a number of animal models. Phase I clinical trial results have indicated that REOLYSIN® was well tolerated and that the reovirus demonstrated activity in tumours injected with REOLYSIN®.

This news release contains forward looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements, including the Company’s belief as to the value of the additional patents; the Company’s expectations related to the applications of the patented technology, the ability of the technology to strengthen the core technology and the design, timing and success of planned clinical trial programs and other statements related to anticipated developments in the Company’s business and technologies, all of which involve known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from those in the forward looking statements. Such risks and uncertainties include, among others, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward looking statements. The Company does not undertake to update these forward looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada: Oncolytics Biotech Inc. Doug Ball, CA 210, 1167 Kensington Cr NW Calgary, Alberta T2N 1X7 Tel: 403.670.7377 Fax: 403.283.0858 info@oncolyticsbiotech.com	For Canada: The Equicom Group Inc. Joanna Longo 20 Toronto Street Toronto, Ontario M5C 2B8 Tel: 416.815.0700 ext. 233 Fax: 416.815.0080 jlongo@equicomgroup.com	For United States: The Investor Relations Group Gino De Jesus or Dian Griesel, Ph.D. 11 Stone Street, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 theproteam@aol.com

ONCOLYTICS BIOTECH INC.
BALANCE SHEETS

	Unaudited	Audited
	June 30, 2003	December 31, 2002
	$	$

ASSETS
Current assets:
Cash	13,486,096	8,319,244
Accounts receivable	58,844	48,536
Prepaid expenses	150,413	77,158

	13,695,353	8,444,938
Capital assets	4,822,106	4,516,813
Investments	297,123	5,006,503

	18,814,582	17,968,254

LIABILITIES
Accounts payable and accrued liabilities	662,005	1,260,239

Alberta Heritage Foundation Loan	150,000	150,000

Shareholders’ equity:
Share capital	36,707,418	30,305,858
Contributed surplus	2,815,324	2,702,718
Deficit	(21,520,165)	(16,450,561)

	18,002,577	16,558,015

	18,814,582	17,968,254

Statements of Loss and Deficit
For the periods ended June 30, 2003
Unaudited

					Cumulative
	6 months ended June 30		3 months ended June 30		from
	2003	2002	2003	2002	inception on
	$	$	$	$	April 2, 1998

Revenue
Rights revenue	—	—	—	—	310,000
Interest income	84,526	111,617	41,356	54,437	1,857,204

	84,526	111,617	41,356	54,437	2,167,204

Expenses
Research and development	1,328,356	1,574,718	848,721	753,200	14,905,237
Operating	1,348,919	1,140,973	826,894	601,495	6,155,992
Amortization	318,940	272,640	163,716	141,027	1,565,506

	2,996,215	2,988,331	1,839,331	1,495,722	22,626,735

Loss before the following:	2,911,689	2,876,714	1,797,975	1,441,285	20,459,531
Loss on sale of investment in Transition Therapeutics Inc.	2,156,685	—	2,156,685	—	2,156,685

Loss before income taxes	5,068,374	2,876,714	3,954,660	1,441,285	22,616,216
Capital tax	1,230	6,514	630	6,218	18,949
Future income tax recovery	—	(323,809)	—	(161,904)	(1,115,000)

Net loss for the period	5,069,604	2,559,419	3,955,290	1,285,599	21,520,165
Deficit, beginning of the period	16,450,561	10,359,075	17,564,875	11,632,895	—

Deficit, end of the period	21,520,165	12,918,494	21,520,165	12,918,494	21,520,165

Loss from operations per share	0.13	0.15	0.08	0.07

Loss on sale of Transition Therapeutics Inc. per share	0.10	—	0.10	—

Basic and diluted loss per common share	0.23	0.13	0.18	0.07

Weighted average number of shares	22,396,218	19,360,577	2,569,011	19,527,902

Statements of Cash Flows
For the periods ended June 30, 2003
Unaudited

					Cumulative
	6 months ended June 30		3 months ended June 30		from
	2003	2002	2003	2002	inception on
	$	$	$	$	April 2, 1998

OPERATING ACTIVITIES
Net Loss for the period	(5,069,604)	(2,559,419)	(3,955,290)	(1,285,599)	(21,520,165)
Deduct non-cash items Loss on sale of investment	2,156,685	—	2,156,685	—	2,156,685
Amortization	318,940	272,640	163,716	141,028	1,565,506
Future income tax recovery	—	(323,809)	—	(161,904)	(1,115,000)
Non-cash compensation	112,606	—	112,135	—	145,324
Net change in non-cash working capital	(669,452)	(1,748,470)	(412,316)	(407,077)	395,918

	(3,150,825)	(4,359,058)	(1,935,070)	(1,713,552)	(18,371,732)

INVESTING ACTIVITIES
Intellectual property expenditures	(595,147)	(346,186)	(135,487)	(197,056)	(2,214,104)
Equipment and other	(41,431)	(176,912)	(40,809)	(18,587)	(501,674)
Proceeds from sale of Transition Therapeutics Inc.	2,552,695	—	2,552,695	—	2,552,695
Investment in Transition Therapeutics Inc.	—	—	—	—	(20,352)
Investment in BCY Lifesciences Inc.	—	(125,000)	—	(125,000)	(127,123)

	1,916,117	(648,098)	2,376,399	(340,643)	(310,558)

FINANCING ACTIVITIES
Alberta Heritage Loan	—	—	—	—	150,000
Proceeds from exercise of warrants and options	339,975	—	339,975	—	3,100,078
Proceeds from private placement	6,061,585	—	5,817,414	—	12,735,105
Proceeds from public offering	—	—	—	—	16,183,203

	6,401,560	—	6,157,389	—	32,168,386

Increase (decrease) in cash during period	5,166,852	(5,007,156)	6,598,718	(2,054,195)	13,486,096
Cash, beginning of the period	8,319,244	14,970,756	6,887,378	12,017,795	—

Cash, end of the period	13,486,096	9,963,600	13,486,096	9,963,600	13,486,096

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